                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                SCHEDULE 13D/A

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 2 )*

                                      ---

                                SCANFORMS, INC.
      -------------------------------------------------------------------
                               (Name of Issuer)

                         COMMON STOCK, $.01 PAR VALUE
      -------------------------------------------------------------------
                        (Title of Class of Securities)

                                  8806011102
                        -------------------------------
                                (CUSIP Number)

                      WOLF, BLOCK, SCHORR AND SOLIS-COHEN
                        Twelfth Floor Packard Building
                            Philadelphia, PA 19102
                     Attention:  Mark K. Kessler, Esquire
       -----------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)

                               February 15, 1996
               -------------------------------------------------
                     (Date of Event which Requires Filing
                              of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this Statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 4 Pages
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                                 SCHEDULE 13D
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CUSIP NO. 8806011102                                           Page 2 of 4 Pages
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1  NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   ROBERT A. SAMANS
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2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) /X/
                             (b) / /
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3  SEC USE ONLY

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4  SOURCE OF FUNDS*
   BK
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5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
   IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
   /  /
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6  CITIZENSHIP OR PLACE OF ORGANIZATION

   U.S.A.
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                7  SOLE VOTING POWER
 NUMBER OF
  SHARES           1,006,268
BENEFICIALLY    ---------------------------------------------------------
 OWNED BY       8  SHARED VOTING POWER
   EACH
 REPORTING         550,620
  PERSON        ---------------------------------------------------------
   WITH         9  SOLE DISPOSITIVE POWER

                   1,006,268
                ---------------------------------------------------------
                10 SHARED DISPOSITIVE POWER

                   550,620
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11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,006,268
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES*                       /X/
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13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    28.4%
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14  TYPE OF REPORTING PERSON*

    IN
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

                                SCHEDULE 13D/A

Item 3.

          The last paragraph of Item 3 of the Schedule 13D filing made October 13, 1992 by the undersigned, Robert A. Samans (the "Reporting Person"), as amended by the Schedule 13D/A filing made by the Reporting Person on February 9, 1996 (together, the "Schedule 13D"), is amended in its entirety to provide as follows:

          "As more fully described in Item 4 of this filing, it is anticipated that the source of funds for the going private transaction proposed by the Reporting Person and Sebastian Carcioppolo ("Mr. Carcioppolo"), a director of the Company, pursuant to the merger agreement also described in Item 4, will be bank financing."

Item 4.  Purpose of Transaction.
         ----------------------

          Item 4 of the Schedule 13D is amended to include the information set forth below:

          "On February 15, 1996, the Company entered into a merger agreement with SCFM Corp., a Delaware corporation which is wholly owned by the Reporting Person and Mr. Carcioppolo, which would pay $3.60 cash per share to the Company's public shareholders (including the purchase at that price of an aggregate of $500,000 of common stock held by each of the Reporting Person and Mr. Carcioppolo) and would result in the Company becoming privately held by the Reporting Person and Mr. Carcioppolo. This action resulted from a process commenced with a public announcement in March 1995 of the Company's willingness to consider proposals for a significant transaction and subsequent efforts by Janney Montgomery Scott, the investment banking firm retained for that purpose. The effectuation of the merger is contingent upon the completion of final documentation of a bank financing and the approval of the Company's shareholders at a special meeting after the preparation and distribution of proxy materials. Janney Montgomery Scott has rendered a fairness opinion in connection with the transaction.

          At the present time, other than the actions described in the preceding paragraph, the Reporting Person has no specific plans or proposals that would relate to or result in any of the actions specified in clauses (a) through (j) of Item 4. However, the Reporting Person may consider any such plans or proposals in the future, if deemed appropriate."


Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect
         ---------------------------------------------------------------------
         to Securities of the Issuer.
         ---------------------------

         Item 6 of the Schedule 13D is amended in its entirety to provide as follows:

         "See the description, contained in Item 4, of the Merger Agreement."

Item 7.               Exhibits.                                             Page
                      --------                                              ----

Exhibit 9             Agreement and Plan of Merger dated February 15, 1996
                      between SCFM Corp. and Scanforms, Inc.                **

Exhibit 10            Scanforms, Inc. News Release dated                   **
                      February 16, 1996.
_____________
** Filed electronically herewith.



                                   Signature
                                   ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                    /s/ Robert A. Samans
                                                    ---------------------------
                                                    Robert A. Samans


Dated: March 12, 1996